Exhibit 99.3

This Document contains on pages 1 to 21 an English language translation of the

German language Offer Document prepared pursuant to the German Securities
Acquisition and Takeover Act (WpÜG).

The offer described herein is being made by Sanofi-Aventis for the shares of Hoechst Aktiengesellschaft, a company incorporated under the laws of Germany, and is being made in the United States of America subject to Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended or the Exchange Act. The offer is open to all U.S. shareholders of Hoechst Aktiengesellschaft. The offer is subject to the laws and regulations of Germany relating to disclosure and procedural requirements that are different from those of the United States of America. The financial statements in this document have been prepared in accordance with French generally accepted accounting principles which differ in certain significant respects from United States generally accepted accounting principles.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States of America, since Hoechst Aktiengesellschaft is located in Germany and Sanofi-Aventis is located in France, and some or all of their officers and directors may be residents of Germany, France or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction of a U.S. court. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws.

You should be aware that Sanofi-Aventis may (to the extent not otherwise legally prohibited by federal securities laws of the United States of America, including Rule 14e-5 under the Exchange Act) acquire securities of Hoechst Aktiengesellschaft otherwise than under the offer, such as in open market or privately negotiated purchases.

Sanofi-Aventis will publish English language translations of all notices in connection with this offer on the internet at http://www.sanofi-aventis.com and, to the extent necessary, in The Wall Street Journal. Accordingly, some announcements will only be available on the English language website of Sanofi-Aventis. Due to timing considerations for publication in the United States of America, announcements may also be available on the English language website of Sanofi-Aventis in advance of their publication, if any, in The Wall Street Journal. U.S. holders are advised to check the English language website frequently for current information relating to the offer.

Compulsory publication in accordance with Section 14 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Shareholders of Hoechst Aktiengesellschaft outside the Federal Republic of Germany are requested to take note of the Section “General Information and Notes for Shareholders outside the Federal Republic of Germany” contained in section 1 of this Offer Document.

Offer Document

Mandatory Offer

by

Sanofi-Aventis

174 avenue de France

75013 Paris
France

to the shareholders

of

Hoechst Aktiengesellschaft

Industriepark Hoechst Gebäude K 703

Brüningstr. 50
65926 Frankfurt am Main
Germany

to acquire their shares in Hoechst Aktiengesellschaft

for

a cash payment of EUR 51.23 for each share

in Hoechst Aktiengesellschaft

Acceptance Period: 1 October 2004 to 10 December 2004

24:00 hours (Central European Time)

International Securities Identification Numbers (ISIN)

Shares of Hoechst: ISIN DE 0005758007 (WKN 575800)

Shares of Hoechst tendered in the Acceptance Period: ISIN DE 000A0B8K49 (WKN A0B8K4)

		Page

1	General Information and Notes for Shareholders outside the Federal Republic of Germany	1
1.1	Execution of this Mandatory Offer in accordance with the provisions of the German Securities Acquisition and Takeover Act and United States Federal Securities Laws	1
1.2	Publication of the Offer Document	1
1.3	Acceptance of the Offer outside the Federal Republic of Germany and the United States of America	1
1.4	Status of this Offer Document/ Information provided by Third Parties	2
1.5	Acquisition of Shares other than under this Offer	2
2	Summary of the Offer	3
3	Subject of the Mandatory Offer	4
4	Acceptance Period	4
4.1	Beginning and End of Acceptance Period	4
4.2	Extension of the Acceptance Period	4
5	Bidder	4
5.1	Sanofi-Aventis	4
5.2	Aventis	5
6	Persons Acting in Concert with Bidder	6
7	Shares currently held by Bidder and Persons Acting in Concert/ Attribution of Voting Rights	7
8	Hoechst	7
8.1	Business Activities	7
8.2	Capital Structure	8
9	Background of Offer to Hoechst Shareholders and to Aventis Shareholders	8
9.1	Strategic Background	8
9.2	Squeeze-out of the Minority Shareholders of Hoechst by Aventis	9
10	Intentions of Bidder in respect of Hoechst	9
10.1	Seat, Material Business Sites, Assets and Future Obligations of Hoechst and Corporate Law Structural Measures	9
10.2	Members of the Management Board and the Supervisory Board	10
10.3	Employees, Conditions of Employment and Labour Representatives	10
11	Offer Price	10
11.1	Pricing Considerations	10
11.2	Voluntary Increase of the Offer Price	11
12	Acceptance and Settlement of the Offer	12
12.1	Central Settlement Agent	12
12.2	Acceptance of the Offer	12
12.3	Additional Declarations by Accepting Shareholders	13
12.4	Legal Effect of Acceptance	13
12.5	Payment of the Purchase Price and Implementation of Offer	13
12.6	Costs	14
12.7	Trading of Tendered Shares on the Stock Exchange	14
13	Right of Withdrawal	14
14	Financing of the Offer	15
14.1	Financing of the Offer	15
14.2	Confirmation of Financing	15
14.3	Expected effects of the Offer on the Assets, Financial and Earnings positions of Bidder	15

i

ii

1	General Information and Notes for Shareholders outside the Federal Republic of Germany

1.1	Execution of this Mandatory Offer in accordance with the provisions of the German Securities Acquisition and Takeover Act and United States Federal Securities Laws

The following offer by Sanofi-Aventis with seat in Paris (also referred to in this Offer Document as “Bidder” or “Sanofi-Aventis”) is a mandatory offer (also referred to in this Offer Document as “Offer”) in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and is addressed to all shareholders of Hoechst Aktiengesellschaft, Frankfurt am Main (also referred to in this Offer Document as “Hoechst” and its shareholders as “Hoechst Shareholders”). The Offer will be carried out exclusively in accordance with German law and in particular in accordance with the WpÜG and the WpÜG-Offer Regulation (WpÜG-Angebotsverordnung), as well as applicable provisions of the federal securities laws of the United States of America and in particular Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended (also referred to in this Offer Document as “U.S. Exchange Act”). Accordingly, no notifications, filings, registrations, licences or permits for this Offer Document and/or the Offer have been applied for or authorised except under the applicable laws of the Federal Republic of Germany and the federal securities laws of the United States of America.

1.2    Publication of the Offer Document

In accordance with the mandatory provisions of Sections 35 sub-sec. 2, 14 sub-sec. 3 WpÜG this Offer Document will be published on the internet at http://www.sanofi-aventis.com as well as through announcement of its availability, free of charge for Hoechst Shareholders at BNP Paribas Securities Services S.A., branch office (Zweigniederlassung) Frankfurt am Main, Grüneburgweg 14, D-60322 Frankfurt am Main. In addition, Hoechst Shareholders residing in Germany may ask BNP Paribas Securities Services S.A., branch office (Zweigniederlassung) Frankfurt am Main, Grüneburgweg 14, 60322 Frankfurt am Main, Germany for a free of charge delivery of the Offer Document within Germany. In addition, an English version of the Offer Document which has not been reviewed by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or the United States Securities and Exchange Commission will be published on the internet at http://www.sanofi-aventis.com and Hoechst Shareholders residing in the United States of America can request, free of charge, the delivery of the English translation of the Offer Document from BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019, United States of America into the United States of America. An announcement of the aforementioned availability of the Offer Document will be published in the Börsen-Zeitung on 1 October 2004; a corresponding announcement for U.S. shareholders will be made in the United States in The Wall Street Journal on the same day. The aforementioned publications exclusively serve the purpose to comply with the mandatory provisions of the WpÜG and the U.S. Exchange Act.

It is not intended to submit and publish any offer or publicly advertise the Offer in accordance with the regulations of any jurisdiction other than the Federal Republic of Germany and the federal securities laws of the United States of America. The publication, dissemination, distribution or circulation of the Offer Document, or a summary, or any other description of the terms contained in the Offer Document may be subject to legal restrictions imposed by other applicable jurisdictions. Accordingly, with the exception of the publication of the Offer Document on the internet at http://www.sanofi-aventis.com, the announcement in the Börsen-Zeitung and in The Wall Street Journal, and the availability of the Offer Document free of charge in accordance with the provisions of the WpÜG and the U.S. Exchange Act, as well as the distribution of the Offer Document at the instigation of or with the express permission of Bidder, neither the Offer Document nor a summary, nor any other description of the terms contained in the Offer Document may be published, disseminated, distributed or circulated abroad directly or indirectly by third parties, in so far as this is prohibited by any applicable law or regulation of the relevant jurisdiction, or requires compliance with administrative proceedings or a grant of permission or compliance with other conditions under the laws and regulations of such jurisdiction. Bidder and persons acting in concert with it do not warrant that the publication, dissemination, distribution or circulation of the Offer Document outside the Federal Republic of Germany complies with the laws applicable in the respective jurisdiction.

1.3	Acceptance of the Offer outside the Federal Republic of Germany and the United States of America

Acceptance of the Offer outside the Federal Republic of Germany and the United States of America may be subject to legal restrictions. Hoechst Shareholders who obtain a copy of the Offer Document outside the Federal Republic of Germany or the United States of America, and who wish to accept the Offer outside those jurisdictions, or whose acceptance of this Offer could be subject to a jurisdiction other than that of the Federal

Republic of Germany or the federal securities laws of the United States of America for any other reason, are requested to inform themselves about the applicable laws in force outside the Federal Republic of Germany and the United States of America and to comply with those laws. Bidder and persons acting in concert with it do not warrant that the acceptance of this Offer outside the Federal Republic of Germany complies with the laws applicable in the respective jurisdictions. Without prejudice to the above, the Offer can be accepted by all Hoechst Shareholders in accordance with the terms of this Offer Document and the relevant applicable laws. Additionally, Bidder and persons acting in concert with it accept no responsibility for non-compliance with foreign laws by third parties.

1.4	Status of this Offer Document/ Information provided by Third Parties

Unless expressly stated otherwise, all particulars, opinions and information in this Offer Document are based on the information available to Bidder at the time of signing this Offer Document. Particulars and information about Aventis, a French stock corporation (société anonyme), with address Espace Européen de l’Entreprise, 16 Avenue de l’Europe, 67300 Schiltigheim, France (in this Offer Document also referred to as “Aventis”), Hoechst and their subsidiaries are, unless expressly stated otherwise, based solely on publicly accessible sources of information and information made available to Bidder following completion of the takeover offers to the shareholders of Aventis. This information has only in part been verified by Bidder. The particulars, opinions and information in this Offer Document may change in the future. The forward looking statements by Bidder set out in this Offer Document reflect Bidder’s assessment of possible future events at the time of signing of this Offer Document, and are based solely on Bidder’s assessment at the time of signing of this Offer Document. They are based on assumptions which may subsequently prove to be inaccurate, and are subject to risks and uncertainties. Bidder reserves the right not to update this Offer Document unless required to do so pursuant to the laws of the Federal Republic of Germany or the federal securities laws of the United States of America.

Bidder and persons acting in concert with it have not authorised any third parties to make statements in respect of the Offer or the Offer Document. In so far as third parties nonetheless make such statements, these are not to be attributed to Bidder or persons acting in concert with it.

1.5	Acquisition of Shares other than under this Offer

During the period of this Offer, Bidder reserves the right, to the extent not otherwise legally prohibited by federal securities laws of the United States of America, to acquire or procure the acquisition, directly or indirectly, on-market or off-market of Hoechst Shares outside the Offer. Bidder will publish such acquisitions immediately in accordance with section 18 of this Offer Document.

2      Summary of the Offer

The following summary does not contain all of the information in respect of the Offer that is of importance to the Hoechst Shareholders. Accordingly, this summary must be read in conjunction with the more detailed information in other parts of this Offer Document.

Bidder:	Sanofi-Aventis, 174 avenue de France, 75013 Paris, France, a French stock corporation (société anonyme)

Target:	Hoechst Aktiengesellschaft, Industriepark Hoechst, Gebäude K 703, Brüningstr. 50, 65926 Frankfurt am Main, Germany

Subject of the Offer:	Acquisition of all non-par-value bearer shares (auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)) in Hoechst Aktiengesellschaft (ISIN DE 0005758007) held by the Hoechst Shareholders, the pro rata amount of the registered share capital represented by each individual share being rounded EUR 2.56, together with all ancillary rights including, in particular, the dividend entitlement from 1 January 2004

Consideration:	EUR 51.23 per Hoechst Share

Potential Increase of Consideration:	If and when the requirements set forth in Section 11.2 of this Offer Document are met, Bidder will pay to the accepting Hoechst Shareholders the difference between the Offer Price of EUR 51.23 per Hoechst Share and a higher price per Hoechst Share stipulated in a relevant squeeze-out resolution.

Acceptance Period:	1 October to 10 December 2004, 24:00 hours (Central European Time)

Acceptance:	Acceptance of the Offer is to be declared vis-à-vis the relevant custodian bank or other securities services enterprise. The acceptance will only become effective upon the Hoechst shares in respect of which the Offer has been accepted being re-booked in a timely manner into ISIN DE 000A0B8K49.

Costs of Acceptance:	For the accepting Hoechst Shareholders acceptance of the Offer shall be free of costs and charges of custodian banks and other securities services enterprises having a securities account connection with Clearstream Banking AG. Any costs and expenses charged by custodian banks or foreign banks or securities services enterprises having no securities account connection with Clearstream Banking AG must therefore be borne by the relevant Hoechst Shareholders.

Trading on the Stock Exchange:	It is anticipated that the Hoechst Shares for which this Offer has been accepted (in this Offer Document also referred to as “Tendered Shares”) can be traded on the Official Market (amtlicher Markt) of the Frankfurt Stock Exchange under ISIN DE 000A0B8K49 from the beginning of the Acceptance Period until no later than three trading days (being days on which shares are traded on the floor (Parketthandel) on the Frankfurt Stock Exchange) prior to the settlement of this Offer.

The possibility to trade Hoechst Shares in respect of which this Offer is not accepted remains unaffected by the Offer.

Publications:	All notices in connection with this Offer will be published in German on the internet (http://www.sanofi-aventis.com) and in the Börsen-Zeitung. In addition, English translations of the notices will be published on the internet (http://www.sanofi-aventis.com) and to the extent necessary in The Wall Street Journal.

3      Subject of the Mandatory Offer

Bidder hereby offers to all Hoechst Shareholders to purchase and acquire their non-par-value bearer shares (auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)) in Hoechst (ISIN DE 000575800), the pro rata amount of the registered share capital represented by each of which is rounded EUR 2.56, together with all ancillary rights including, in particular, the dividend entitlement from 1 January 2004 (also referred to in this Offer Document individually as “Hoechst Share” or collectively as “Hoechst Shares”) on the terms contained in this Offer Document.

Bidder offers to all Hoechst Shareholders

EUR 51.23 per Hoechst Share

as purchase price (also referred to in this Offer Document as the “Offer Price”).

In connection with the Offer Price Hoechst Shareholders should also take notice of Section 11.2 of this Offer Document.

4      Acceptance Period

4.1    Beginning and End of Acceptance Period

The acceptance period for this Offer begins with the publication of the Offer Document on 1 October 2004.

The Offer can be accepted until

10 December 2004, 24:00 hours

(Central European Time, “CET”).

4.2    Extension of the Acceptance Period

The acceptance period may be extended as follows:

•	In the event of an amendment to this Offer pursuant to Section 21 WpÜG, the acceptance period set forth in Section 4.1 of this Offer Document will be extended by two weeks if the amendment is published in the last two weeks prior to expiry of the acceptance period set forth in Section 4.1 of this Offer Document. This will apply even if the amended Offer violates any provisions of law.

•	If, in the event of a competing offer pursuant to Section 22 sub-sec. 1 WpÜG, the acceptance period set forth in Section 4.1 of this Offer Document expires prior to the acceptance period of the competing offer, the acceptance period of this Offer will end upon expiry of the acceptance period of the competing offer. This will apply even if the competing offer is amended or prohibited or violates any provisions of law.

The period during which this Offer can be accepted pursuant to Section 4.1 of this Offer Document, including the extensions described in this Section 4.2 of this Offer Document, is referred to in this Offer Document as the “Acceptance Period”.

5      Bidder

5.1    Sanofi-Aventis

Sanofi-Aventis, a French stock corporation (société anonyme) until 20 August 2004 called Sanofi-Synthélabo, 174 avenue de France, 75013 Paris, France, is the parent company of a global pharmaceutical group that engages in research, development, production, commercialisation and the sale of, primarily, prescription drugs. The current Sanofi-Aventis group was formed by Sanofi-Aventis’ originally non-solicited takeover offers to the shareholders of Aventis which were completed in the third calendar quarter of 2004.

The following turnovers, net profits and balance sheet totals of Sanofi-Aventis as of 31 December 2003 and 30 June 2004 are therefore prior to the acquisition of Aventis: In the financial year ending 31 December 2003 Sanofi-Aventis together with its subsidiaries consolidated in the group balance sheet as of 31 December 2003 achieved a consolidated turnover of approximately EUR 8,048 million and consolidated net profits amounted to approximately EUR 2,076 million. On 31 December 2003 the consolidated balance sheet total amounted to approximately EUR 9,749 million. In the six month period ending 30 June 2004 Sanofi-Aventis together with its subsidiaries consolidated in the group balance sheet as of 30 June 2004 (in this Offer Document also referred to as “Sanofi Group”) achieved a consolidated turnover of approximately EUR 4,460 million and consolidated net income amounted to approximately EUR 1,138 million. On 30 June 2004 the consolidated balance sheet total amounted to approximately EUR 10,557 million. The financial statements for the financial year 2003 and the half-year report as of 30 June 2004 of Sanofi-Aventis and its subsidiaries were prepared in accordance with French generally accepted accounting principles (also referred to in this Offer Document as “French GAAP”). Prior to the acquisition of Aventis, Sanofi-Aventis and its consolidated subsidiaries employed approximately 33,000 people around the world in the financial year 2003 and had a presence in more than 100 countries.

Section 14.3.2 of this Offer Document sets forth unaudited combined pro forma financial information on Sanofi Group and Aventis and its subsidiaries for the year 2003 and the 6 month period ending on 30 June 2004.

With regard to its sale of prescription drugs Sanofi Group is specialized in four therapeutic areas:

•	Cardiovascular disease/ Thrombosis: Products in the therapeutic area of Cardiovascular disease/ Thrombosis include two of the top growing products on today’s market for Cardiovascular disease/ Thrombosis: Aprovel®/Avapro®, a treatment for high blood pressure and the anti-thrombosis drug Plavix®.

•	Disorder of the Central Nervous System: Two of Sanofi Group’s flagship products in the area of the Central Nervous System are Stilnox®/Ambien®, the worldwide leading medicine for short-term treatment of insomnia, and Depakine®, one of the leading treatments for epilepsy.

•	Internal Medicine: In this therapeutic area Sanofi Group developed Xatral®/Uroxatral®, which is one of the leading medicine on the market for treating benign prostate hypertrophy.

•	Oncology: One of the flagship products in the area of Oncology is Eloxatin®, an innovative anti-cancer drug, which plays an essential role in the current development of new strategies for colorectal cancer.

The five leading products of Sanofi Group are Aprovel®/Avapro®, Eloxatin®, Plavix®, Stilnox®/Ambien® and Xatral®, which combined recorded EUR 4,399 Million or 54.7% of the consolidated sales of Sanofi and its subsidiaries in the business year 2003.

With completion of the takeover offers to the shareholders of Aventis for the shares in Aventis tendered during the acceptance period until 30 July 2004 Sanofi-Aventis’ share capital amounted to EUR 2,748,900,914, divided into 1,374,450,457 shares with a nominal value of EUR 2.00 per share. In a subsequent acceptance period from 13 August 2004 until 6 September 2004 the shareholders of Aventis had the additional opportunity to accept Sanofi-Aventis’ takeover offers. In completion of the takeover offers for the shares in Aventis tendered during this subsequent acceptance period Sanofi-Aventis has issued further 17,830,975 Sanofi-Aventis shares. Accordingly, Sanofi-Aventis’ share capital now amounts to EUR 2,784,562,864 and is divided into 1,392,281,432 shares with a nominal value of EUR 2.00 per share.

Under French law it is possible to provide for shares with multiple voting rights. 336,526,125 Sanofi-Aventis shares carry two votes per share.

5.2	Aventis

On 26 January 2004 Bidder announced its originally non-solicited takeover offers to the shareholders of Aventis. On 25 April 2004 Bidder and Aventis entered into an agreement in relation to the takeover offers to the Aventis shareholders. In the agreement Bidder agreed to increase the takeover offers and the management board and the supervisory board of Aventis agreed to recommend acceptance of the increased offers. The agreement also contains terms relating to Hoechst and its subsidiaries which are described in Section 10 of this Offer Document. During the acceptance period until 30 July 2004 the increased takeover offers recommended by the management board and the supervisory board of Aventis were accepted for 769,920,773 of the 806,437,011 shares in Aventis giving Bidder a 95.47% shareholding and 95.52% voting right participation in Aventis (on the basis of a total number of 806,044,276 voting rights). During the subsequent acceptance period from 13 August 2004 to 6 September 2004 the takeover offers were accepted for additional 21,397,038 shares in Aventis. Following completion of the takeover offers for all shares in Aventis tendered during the subsequent acceptance period Bidder now holds 791,317,811 of the 807,204,134 shares in Aventis giving it a 98.03% shareholding and 791,317,811 of the 806,750,129 voting rights giving it a 98.09% voting right participation in Aventis.

Aventis is a global pharmaceutical company which was formed in December 1999 through the business combination of former pharmaceutical-chemical conglomerates Hoechst of Germany and Rhône-Poulenc of France.

In the financial year ending 31 December 2003 Aventis together with its subsidiaries consolidated in the group balance sheet as of 31 December 2003 achieved a consolidated turnover of approximately EUR 16,791 million and consolidated net profits amounted to approximately EUR 2,444 million. On 31 December 2003 the consolidated balance sheet total amounted to approximately EUR 28,277 million. In the period ending 30 June 2004 Aventis together with its subsidiaries consolidated in the group balance sheet as of 30 June 2004 achieved a consolidated turnover of approximately EUR 8,166 million and consolidated net income amounted to approximately EUR 1,166 million. On 30 June 2004 the consolidated balance sheet total amounted to approximately EUR 27,498 million. The financial statements for the financial year 2003 and the half-year report as of 30 June 2004 of Aventis and its subsidiaries were prepared in accordance with French GAAP. Aventis and its consolidated subsidiaries employed approximately 69,000 people around the world in the financial year 2003.

Aventis is a global pharmaceutical company that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients round the world. Aventis claims its therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension. Aventis’ core business comprises its activities in branded prescription drugs and human vaccines as well as its 50% interest in the animal health joint venture Merial with Merck & Co., and corporate activities. Aventis does not consolidate sales of Merial; however, Aventis’ 50% interest in Merial’s earnings is included under the equity method of accounting.

6      Persons Acting in Concert with Bidder

Aventis, Total, a French stock corporation (société anonyme), 2 place de la Coupole, 92078 Paris La Défense Cedex, France (in this Offer Document also referred to as “Total”), L’Oréal, a French stock corporation (société anonyme), 14 rue Royale, 75008 Paris (in this Offer Document also referred to as “L’Oréal”), Nestlé S.A., a Swiss stock corporation (société anonyme), avenue Nestlé 55, CH-1800 Vevey, Switzerland (in this Offer Document also referred to as “Nestlé”), Téthys SAS, a French partnership limited by shares (société par actions simplifiée) being a holding company controlled by the Bettencourt family, Ms Liliane Bettencourt, 14 rue Royale, 75008 Paris, France, Mr André Bettencourt, 14 rue Royale, 75008 Paris, France, Ms Françoise Bettencourt Meyers, 14 rue Royale, 75008 Paris, France, and Mr Jean-Pierre Meyers, 14 rue Royale, 75008 Paris, France (together with Téthys SAS, Ms Liliane Bettencourt, Mr André Bettencourt, and Ms Françoise Bettencourt Meyers also collectively referred to as the “Bettencourt Family Shareholders”) are persons acting in concert with Bidder within the meaning of Section 2 sub-sec 5 WpÜG.

Total and L’Oréal are major shareholders of Sanofi-Aventis. Total holds 178,476,513 shares and 356,953,026 voting rights in Sanofi-Aventis, which, following completion of Bidder’s takeover offers to the shareholders of Aventis for the shares tendered during the acceptance period until 30 July 2004, corresponded to a voting right participation of 21.49%. L’Oréal holds 143,041,202 shares and 286,082,404 voting rights in Sanofi-Aventis, which, following completion of the takeover offers to the shareholders of Aventis for the shares tendered during the acceptance period until 30 July 2004, corresponded to a voting right participation of 17.23%. Following the completion of the takeover offers for all shares in Aventis tendered during the subsequent acceptance period the voting right participation of Total will account for 21.25% and the voting right participation of L’Oréal will account for 17.03%. Total and L’Oréal are parties to a shareholder agreement on the basis of which they coordinate themselves in relation to Sanofi-Aventis. The shareholder agreement will expire on 2 December 2004.

The Bettencourt Family Shareholders and Nestlé are major shareholders of L’Oréal. The Bettencourt Family Shareholders hold a total of 185,661,879 of the 676,062,160 shares and 185,661,879 of the 649,758,960 voting rights in L’Oréal which corresponds to a voting right participation of 28.57%. Nestlé holds 178,381,021 of the 676,062,160 shares and 178,381,021 of the 649,758,960 voting rights in L’Oréal which corresponds to a voting right participation of 27.45%. The Bettencourt Family Shareholders and Nestlé are parties to an agreement on the basis of which they coordinate themselves in relation to L’Oréal.

The following chart shows the current shareholding in Hoechst and its controlling entities.

7	Shares currently held by Bidder and Persons Acting in Concert/ Attribution of Voting Rights

Aventis holds a total of 548,451,852 of the 559,153,690 Hoechst Shares. This represents approximately 98.09% of the registered share capital and the voting rights in Hoechst. The voting rights of the 548,451,852 Hoechst Shares held by Aventis are attributed to Bidder, Total, L’Oréal, Nestlé and the Bettencourt Family Shareholders pursuant to Section 30 sub-sec. 1 no. 1 WpÜG, because they are able to exercise decisive influence (in the meaning of Section 17 sub-sec. 1 German Stock Corporation Act, Aktiengesetz) on Aventis.

8	Hoechst

8.1	Business Activities

Hoechst is a German stock corporation registered with the commercial register of the Frankfurt am Main Local Court (Amtsgericht) under HRB 14500 and having its seat in Frankfurt am Main.

Since 1999 when Aventis was created by a combination of Hoechst and Rhône-Poulenc S.A. Hoechst has been a holding company of Aventis mainly holding participations in domestic and foreign pharmaceutical companies. The pharmaceutical activities of Hoechst are strongly linked to those of Aventis through joint operative subsidiaries. The portfolio of Hoechst comprises a few majority participations and a large number of minority shareholdings. The majority shareholdings include Aventis Pharma Holding GmbH, Germany, and its subsidiaries Aventis Pharma Deutschland GmbH, Germany, and Aventis Pharma Ltd., Japan. Hoechst also holds participations in companies with non-pharmaceutical activities.

In the financial year ending 31 December 2003 Hoechst together with its subsidiaries (Tochterunternehmen) consolidated in the group balance sheet as of 31 December 2003 achieved a consolidated turnover of approximately EUR 4,516 million and consolidated net profits (Konzernergebnis) amounted to approximately

*	Following the completion of the takeover offers for all shares in Aventis tendered during the subsequent acceptance period 12.81% shares and 21.25% voting rights.

**	Following the completion of the takeover offers for all shares in Aventis tendered during the subsequent acceptance period 10.27% shares and 17.03% voting rights.

EUR 1,042 million. On 31 December 2003 the group balance sheet total amounted to approximately EUR 11,866 million. In the period ending 30 June 2004 Hoechst together with its subsidiaries consolidated in the group balance sheet as of 30 June 2004 (in this Offer Document also referred to as “Hoechst Group”) achieved a consolidated turnover of approximately EUR 2,109 million and consolidated operating income (Konzernbetriebsergebnis) amounted to approximately EUR 470 million. The consolidated financial statements for the financial year 2003 and half-year report as of 30 June 2004 of Hoechst and its subsidiaries were prepared in accordance with United States generally accepted accounting principles (also referred to in this Offer Document as “US GAAP”). Hoechst and its consolidated subsidiaries employed an average of approximately 17,000 people in the financial year 2003.

8.2	Capital Structure

The registered share capital of Hoechst amounts to EUR 1,429,453,710.19 and is divided into 559,153,690 non-par-value bearer shares (auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)) (ISIN DE 000575800), the pro rata amount of the registered share capital of each of which is rounded EUR 2.56. The Hoechst Shares are admitted to trading in the General Standard segment of the official market (amtlicher Markt) of the Frankfurt Stock Exchange.

Hoechst does not have an authorised capital (genehmigtes Kapital) or a contingent capital (bedingtes Kapital).

9	Background of Offer to Hoechst Shareholders and to Aventis Shareholders

9.1	Strategic Background

Through its acquisition of the majority of the share capital of Aventis Bidder has acquired indirect control over Hoechst resulting in an obligation to launch this Offer. The background of this Offer therefore conforms to the strategic background of the takeover offers to the shareholders of Aventis.

The combination of Sanofi Group and Aventis and its subsidiaries has created the number one pharmaceutical company in Europe and the number three worldwide by market capitalisation and turnover. Bidder believes that the enhanced scale, financial strength and research and development resources of the new group should allow it to serve to the patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi Group or Aventis and its subsidiaries on a stand alone basis.

The strategic advances of the transaction are:

•	the increased size and scale of the combined group;

•	the complementary aspects available by combining the existing strengths of Sanofi Group and Aventis and its subsidiaries, which in particular create significant opportunities for the combined group in the United States and other fast-growing markets;

•	the quality and complementary nature of the existing product portfolio of the combined group;

•	the enhanced research and development capabilities and new product pipeline of the combined group, which will benefit from a larger number of molecules under development; and

•	the opportunity to realize significant cost savings and other synergies.

Bidder believes that combining the resources of Bidder and Aventis has a genuine industrial logic and a compelling strategic rationale and has the potential to deliver strong, sustainable and profitable growth. In particular, Bidder believes that the combined company, under the leadership of Bidder, will be able to profit from:

•	a remarkable portfolio of pharmaceutical products in high-growth therapeutic categories: cardiovascular/ thrombosis, oncology, diabetes, central nervous system, internal medicine and human vaccines;

•	a strong base in Europe with a significant and growing presence in the major world markets, particularly the United States;

•	a dynamic sales and marketing policy, well-aligned with particular products and particular markets; and

•	financial and human resources optimized for developing research into marketable products and thereby delivering medium- and long-term growth.

9.2    Squeeze-out of the Minority Shareholders of Hoechst by Aventis

On 23 August 2004 Aventis has published a press release announcing its intention to pursue the transfer of the Hoechst Shares of the minority Hoechst Shareholders to Aventis in return for payment of an adequate cash compensation (so called squeeze-out).

Since Aventis holds 98.09% of the share capital of Hoechst the requirements for requesting a general meeting of Hoechst to resolve on the squeeze-out are fulfilled. With the registration of such a resolution adopting the squeeze-out in the commercial register of the Frankfurt am Main local court (Amtsgericht) the Hoechst Shares of the minority shareholders would automatically be transferred to Aventis and Aventis would be required to make the payment of the adequate cash compensation.

The determination of such cash compensation is to be based on the higher of (i) the value per Hoechst share pursuant to a capitalized earnings valuation (Ertragswertbewertung) of Hoechst verified by a court-appointed auditor, (ii) subject to certain exemptions, the relevant average stock exchange price of the Hoechst shares, and (iii) pursuant to a settlement agreement between Hoechst, Aventis and certain outside shareholders of Hoechst dated 4 October 1999 a price that reasonably takes into consideration the maximum market price of Hoechst shares on the Official Market (amtlicher Markt) of the Frankfurt Stock Exchange in the three last months prior to the public announcement of the intention to pursue a squeeze-out on 23 August 2004. Due to the differences in methodology, the cash compensation is likely to deviate from the Offer Price. Under German law, minority shareholders also have the right to challenge the amount of the cash compensation payable in a squeeze-out in judicial appraisal proceedings (Spruchverfahren).

The squeeze-out of the minority shareholders of Hoechst is currently being prepared. The valuation of Hoechst for the determination of the adequate compensation to be paid in the squeeze-out is ongoing and the management board and supervisory board of Hoechst have not yet determined the date for the general meeting for the squeeze-out.

In connection with the squeeze-out contemplated by Aventis and the Offer Price Hoechst Shareholders should also take notice of Section 11.2 of this Offer Document.

10     Intentions of Bidder in respect of Hoechst

The following information describes the current intentions of Bidder with respect to Hoechst. Until the settlement of its take-over offers to the Aventis shareholders Bidder has not had access to detailed non-public information on Aventis and its subsidiaries and, in particular, Hoechst. As a result, Bidder does not yet have a complete and detailed understanding of all the workflows and business circumstances of Aventis and its subsidiaries and, in particular, Hoechst. The definition of integration plans between Sanofi Group and Aventis and its subsidiaries is in its very early stages. Bidder expects that pursuing business opportunities may, in particular, lead to reorganisations in some of the following functions of Aventis and its subsidiaries and possibly Hoechst Group: research, production, marketing and services; it may also lead to combining some of the existing entities of Sanofi Group and Aventis and its subsidiaries country by country. However, given the early stage of the definition of the integration Bidder’s plans with respect to Hoechst are by definition not definitive. Bidder can therefore not exclude that the plans described below change even in the near future.

10.1	Seat, Material Business Sites, Assets and Future Obligations of Hoechst and Corporate Law Structural Measures

In the agreement between Bidder and Aventis of 25 April 2004, Bidder agreed that the Aventis factory and research facilities in Frankfurt am Main are key assets that will play an important role in the future of the combined enterprise and that it will maintain these operations and facilities for the foreseeable future. Bidder has no plan to relocate the seat of Hoechst or to shut down any of its material business sites.

Given the very early stages of the integration planning Bidder has no plans to cause a company of the Hoechst Group to divest of assets or to have any company of Hoechst Group enter into any obligations outside normal business operations and normal service and cooperation agreements in a group, which would lead to material changes. Bidder supports the intention of the Hoechst management to divest of Hoechst’s remaining participation in Wacker-Chemie GmbH.

On 23 August 2004 Aventis has published a press release announcing its intention to pursue a squeeze-out of the minority shareholders of Hoechst. See Section 9.2 of this Offer Document for further detail.

As previously disclosed, Bidder, however, reserves the rights to make changes in Aventis’ and its subsidiaries’, and in particular Hoechst Group’s, business, in particular with respect to seat, facility locations, assets, corporate group structure, marketing strategies or dividend policy and have Aventis and/or its subsidiaries, and in particular companies of Hoechst Group, enter into obligations, if it is in compliance with applicable law as well as the agreement between Bidder and Aventis of 25 April 2004 and Bidder believes it appropriate once it will have finalised its detailed review of Aventis and Hoechst.

10.2   Members of the Management Board and the Supervisory Board

Bidder has currently no plans to change the composition of the management board and/or the supervisory board of Hoechst. It reserves however, the right to initiate such changes in the future.

10.3   Employees, Conditions of Employment and Labour Representatives

Bidder expects that some employees of Hoechst Group will be offered to transfer from the Hoechst Group’s German administration in the Frankfurt area to Sanofi Group’s German administration in Berlin and reciprocally. Bidder is aware that certain agreements and in particular a personnel and social relations agreement of 29 April 2004 which provides for various measures including certain restrictions on terminations for business reasons until the end of 2007 are in force with respect to certain employees of Hoechst and its subsidiaries. Bidder intends to have its subsidiaries honour these agreements in accordance with their terms. Otherwise Bidder has no intentions regarding Hoechst Group’s employees and their employee representation or their terms of employment.

Bidder may be led to implement other reorganisations of the following functions: research, production, marketing and services; together with combining the existing entities of Bidder and Hoechst. These measures might also have an impact on Hoechst Group’s employees and their employee representation or their terms of employment.

As previously disclosed, these operations will be implemented after phases of information, dialogue and consultation with the employees’ representative bodies of the affected entities. Bidder will implement and support programs, adapted to the circumstances created by these combinations, always taking into consideration and reasonably respecting the concerns of all employees.

11	Offer Price

11.1	Pricing Considerations

The minimum offer price to be offered to Hoechst Shareholders pursuant to Section 31 sub-sec. 1 and 7 WpÜG and Sections 4 and 5 WpÜG-Offer Regulation as minimum consideration for their Hoechst Shares is the higher of

•	the weighted average domestic stock exchange price of the Hoechst Shares during the three-month period prior to the announcement of Bidder that it has obtained control over Hoechst on 23 August 2004 (in this Offer Document referred to as “Three Month Average Price”), and

•	the highest price paid or agreed to by Bidder, a person acting in concert with Bidder or any of their subsidiaries for the acquisition of Hoechst Shares during the three-month period prior to the publication of this Offer Document.

The Three Month Average Price as determined by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and communicated in its database for the minimum prices pursuant to the WpÜG under the applicable date 22 August 2004 amounts to EUR 51.23.

During the three-month period prior to the publication of this Offer Document neither Bidder nor any person acting in concert with Bidder nor any of their subsidiaries acquired, or agreed to acquire, Hoechst Shares.

The Offer Price of EUR 51.23 per Hoechst Share therefore fulfils the minimum pricing requirements pursuant to Section 31 sub-sec. 1 and 7 WpÜG and Sections 4 and 5 WpÜG-Offer Regulation.

The minimum pricing provisions of German takeover law described above require a bidder in a mandatory offer to at least value the shares in a target company on the basis of its average stock price and earlier acquisitions of such shares by the bidder, persons acting in concert with bidder or any of their subsidiaries. German takeover law thereby attaches particular importance to these pricing methods and considers their use appropriate. Of these two pricing methods only the valuation based on the average market price is applicable, since within the last three-months period prior to the publication of this Offer Document neither Bidder nor any person acting in concert with Bidder nor any of their subsidiaries acquired, or agreed to acquire, Hoechst Shares. Bidder has therefore decided to offer the Three Month Average Price of EUR 51.23 (plus a possible increase pursuant to Section 11.2 of this Offer Document).

Bidder points out for information purposes that the Offer Price features the following premiums on the following average closing prices of the Hoechst Shares:

The Offer Price of EUR 51.23 per Hoechst Share exceeds the average closing price for Hoechst Shares in trading on the floor (Parketthandel) of the Frankfurt Stock Exchange over the six-month period up to and including 20 August 2004, the last full trading day preceding Bidder’s announcement that it has indirectly obtained control over Hoechst, of EUR 48.94 by EUR 2.29, i.e. 4.7%. The average closing price for Hoechst Shares in trading on the floor of the Frankfurt Stock Exchange over the three-month period up to and including 20 August 2004 amounted to EUR 50.60. The Offer Price exceeds this average price by EUR 0.63, i.e. 1.2%.(1)

The Offer Price also exceeds the average closing price for Hoechst Shares in trading on the floor of the Frankfurt Stock Exchange over the six-month period up to and including 23 January 2004, the last full trading day preceding Sanofi-Aventis’ announcement of its takeover offers to the shareholders of Aventis, of EUR 38.01 by EUR 13.22, i.e. 34.8%. The average closing price for Hoechst Shares in trading on the floor of the Frankfurt Stock Exchange over the three-month period up to and including 23 January 2004 amounted to EUR 38.59. The Offer Price exceeds this average price by EUR 12.64, i.e. 32.8%.(2)

The relevant weighted average stock exchange price of the Hoechst Shares pursuant to the WpÜG-Offer Regulation (WpÜG-Angebotsverordnung) has increased from EUR 39.32 in the three-month period prior to 26 January 2004, the day of Bidder’s announcement of its takeover offers to the shareholders of Aventis to EUR 51.23 in the three-month period prior to Bidder’s announcement that it has obtained control over Hoechst on 23 August 2004, i.e. 30.29%.

The Offer Price (before a possible increase pursuant to Section 11.2 of this Offer Document) is lower than the stock exchange price at the time of signing this Offer Document. In this context reference is made to Section 15 of this Offer Document.

11.2	Voluntary Increase of the Offer Price

On 23 August 2004 Aventis published a press release announcing its intention to pursue a squeeze-out of the minority Hoechst Shareholders in return for adequate cash compensation (see Section 9.2 of this Offer Document). The valuation methods used for the determination of the adequate cash compensation in the squeeze-out differ from the valuation methods used to determine the Offer Price.

In view of the possible squeeze-out, but subject to the following sentences of this Section 11.2 of this Offer Document and the decision of Sanofi-Aventis or any of its subsidiaries (Tochterunternehmen) including in particular Aventis to proceed with a squeeze-out, the Bidder undertakes to the Hoechst Shareholders who sell and transfer Hoechst Shares to the Bidder under this Offer, to increase the purchase price in the event that

•	the general meeting (Hauptversammlung) of Hoechst within one year after the publication of the results of this Offer in accordance with Section 23 sub-sec. 1 sentence 1 no. 2 WpÜG resolves to transfer the shares of the minority shareholders to Sanofi-Aventis or any of its subsidiaries (Tochterunternehmen) including in particular Aventis pursuant Section 327a et seq. of the German Stock Corporation Act (in this Offer Document referred to as the “Squeeze-out Resolution”), and

•	the amount of the cash compensation for the outside Hoechst Shareholders per Hoechst Share, as stipulated in the Squeeze-out Resolution, is higher than the Offer Price of EUR 51.23.

The increase will be carried out as follows:

The Bidder will pay to the relevant Hoechst Shareholders for each Hoechst Share the relevant Hoechst Shareholders have sold and transferred to the Bidder under this Offer, an amount in Euro equal to the difference between (i) the amount stipulated as the cash compensation in the Squeeze-Out Resolution and (ii) the Offer Price (such amount in this Offer Document referred to as the “Increase Amount”).

An entitlement to the increase will arise only if and when the Squeeze-Out Resolution has been registered in the commercial register (Handelsregister) for Hoechst.

The amount of any entitlement to an increase pursuant to this Section 11.2 will be determined solely by the amount of the cash compensation as stipulated in the Squeeze-out Resolution, thus excluding any subsequent increases of the cash compensation.

(1)	Source of the average closing price of the Hoechst Share is Datastream.

(2)	Source of the average closing price of the Hoechst Share is Datastream.

12	Acceptance and Settlement of the Offer

12.1	Central Settlement Agent

The Bidder has appointed BNP Paribas Securities Services S.A., branch office (Zweigniederlassung) Frankfurt am Main, Grüneburgweg 14, 60322 Frankfurt am Main, Germany (in this Offer Document also referred to as “Central Settlement Agent”) as the central settlement agent for the Offer.

12.2	Acceptance of the Offer

To accept this Offer, Hoechst Shareholders must take the following action during the Acceptance Period:

12.2.1	declare their acceptance of the Offer in writing vis-à-vis their respective custodian bank or other securities services enterprises (in this Offer Document also referred to as the “Custodian Bank”), and

12.2.2	instruct their Custodian Bank to re-book the Hoechst Shares which are held in their securities accounts and in respect of which they accept this Offer into ISIN DE 000A0B8K49 at Clearstream Banking AG.

The acceptance of the Offer during the Acceptance Period only takes effect upon re-booking of the tendered Hoechst Shares, in a timely manner, into ISIN DE 000A0B8K49 at Clearstream Banking AG. It is the responsibility of the relevant Custodian Bank to arrange for re-booking of the Hoechst Shares following receipt of the acceptance pursuant to Section 12.2.1 and 12.2.2 of this Offer Document. The re-booking of the respective Hoechst Shares will only be considered to have been made on time if it has been effected by 18:00 hours CET of the first banking day (being days on which banks are open for business in Frankfurt am Main, Germany) following the expiry of the Acceptance Period.

Hoechst Shareholders who wish to accept this Offer should contact their Custodian Bank with any questions concerning the acceptance of this Offer and the technical aspects of its settlement (Abwicklung). The Custodian Banks in Germany have been informed separately about the handling of acceptances and the settlement of the Offer.

Hoechst Shareholders who whish to accept this Offer and who hold Hoechst Shares certificated in individual or global certificates (Sammelurkunden) which are not kept in collective custody in a giro account (Girosammelverwahrung) at Clearstream Banking AG must additionally follow the following special procedures:

In order to accept the Offer, the respective share certificates have to be deposited in collective custody in a giro account (Girosammelverwahrung) at Clearstream Banking AG. For this purpose, the relevant Hoechst Shareholders are requested to submit their individual or global share certificates, together with dividend coupons (Gewinnanteilsscheine) nos. 72-80 and the renewal coupon (Erneuerungsschein), during usual business hours to a Custodian Bank maintaining a securities account with Clearstream Banking AG. Additionally, such Hoechst Shareholders who do not have a securities account must first open an account with such Custodian Bank. Only after the respective individual or global share certificates together with the dividend coupons (Gewinnanteilsscheine) nos. 72-80 and the renewal coupon (Erneuerungsschein) have been deposited in collective custody in a giro account (Girosammelverwahrung) at Clearstream Banking AG the Offer can be accepted, as described above. For Hoechst Shares certificated in individual or global share certificates not yet deposited in collective custody in a giro account (Girosammelverwahrung) the declaration of acceptance will also not take effect until the tendered Hoechst Shares have been transferred to ISIN DE 000A0B8K49 (WKN A0B8K4) at Clearstream Banking AG.

After the single or global share certificates have been submitted to a Custodian Bank maintaining a securities account with Clearstream Banking AG, the Custodian Bank will take all necessary measures (including depositing them in collective custody in a giro account (Girosammelverwahrung)).

Since the process of appropriately crediting the share certificates to a collective giro custody account (Girosammelverwahrung) is rather time-consuming the relevant Hoechst Shareholders are recommended to submit the single or global share certificates 5 banking days (being days on which banks are open for business in Frankfurt am Main, Germany) prior to the expiry of the Acceptance Period at the latest. It should be noted that this 5 banking days period is only given as an indication and may vary. It is strongly recommended that Hoechst Shareholders that want to accept this Offer contact the Custodian Bank of their choice in good time. The transfer of the respective single or global share certificates to ISIN DE 000A0B8K49 (WKN A0B8K4) at Clearstream Banking AG will only be considered to have been made on time if it has been effected by 18:00 hours CET of the first banking day (being days on which banks are open for business in Frankfurt am Main, Germany) following the expiry of the Acceptance Period.

12.3   Additional Declarations by Accepting Shareholders

By accepting the Offer, the Hoechst Shareholders also declare that:

        12.3.1 they instruct their Custodian Bank and any intermediate custodians

•	to re-book the Hoechst Shares held in their securities account and specified in their declaration of acceptance, into ISIN DE 000A0B8K49 at Clearstream Banking AG;

•	in turn to instruct and authorise Clearstream Banking AG to make available the Tendered Shares re-booked into ISIN DE 000A0B8K49 to the Central Settlement Agent in its securities account with Clearstream Banking AG for the purpose of transferring title to the Tendered Shares together with all rights attaching to these shares including, in particular, the dividend entitlement from 1 January 2004 to Bidder following expiry of the Acceptance Period;

12.3.2	they instruct and authorise the Central Settlement Agent, their Custodian Bank and any intermediate custodians, under exemption from the restrictions on self-dealing under Section 181 German Civil Code (Bürgerliches Gesetzbuch), to take any and all actions necessary and expedient for the purpose of executing this Offer in accordance with the Offer Document and to make and receive all necessary or expedient announcements or declarations, in particular to cause title to the Tendered Shares together with all rights attaching to these shares including, in particular, the dividend entitlement from 1 January 2004 to be transferred to Bidder;

12.3.3	they instruct and authorise their Custodian Bank and any intermediate custodians to instruct and authorise Clearstream Banking AG to provide Bidder or the Central Settlement Agent, with any information required by Bidder to make the declarations and announcements pursuant to the WpÜG and in particular to notify on every stock exchange day during the Acceptance Period the number of Hoechst Shares re-booked under ISIN DE 000A0B8K49;

12.3.4	they instruct and authorise their Custodian Bank and any intermediate custodians to release the declaration of acceptance to the Central Settlement Agent, on demand and to this extent release their Custodian Bank from its obligation of confidentiality;

12.3.5	at the time of the transfer of title, they are the sole owners of the Tendered Shares and such shares are free and clear of any rights and claims of third parties.

In the interests of a smooth and swift implementation of this Offer, the instructions, mandates and authorisations referred to in this Section 12.3 are issued irrevocably. They shall lapse only in the event of a valid withdrawal pursuant to Section 13 of this Offer Document from the agreements concluded by the acceptance of this Offer.

12.4   Legal Effect of Acceptance

By acceptance of this Offer the accepting Hoechst Shareholder and Bidder enter into a share purchase agreement for the Tendered Shares at the terms and conditions set forth in this Offer Document. By acceptance of this Offer the accepting Hoechst Shareholder and Bidder also agree to the transfer of title to the Tendered Shares to Bidder. Title to the Tendered Shares shall only pass to Bidder when the Acceptance Period has expired and only simultaneously (Zug um Zug) against payment of the Offer Price (i.e. EUR 51.23 and thus before any obligation to pay the Increase Amount pursuant to Section 11.2 of this Offer Document) to the relevant Custodian Bank for credit to the account of the accepting Hoechst Shareholder. Together with title to the Tendered Shares, all rights attached to these shares, including any and all dividend rights for the time as from 1 January 2004, pass to the Bidder.

12.5   Payment of the Purchase Price and Implementation of Offer

Payment of the Offer Price will be made to the relevant Custodian Bank without undue delay after the Tendered Shares have been placed at disposal of the Central Settlement Agent, in its securities account with Clearstream Banking AG for the purpose of transferring title to the Tendered Shares to Bidder pursuant to Section 12.3.1 of this Offer Document, but at the earliest four banking days (being days on which banks are open for business in Frankfurt am Main, Germany) following expiry of the Acceptance Period.

Payment of the Increase Amount will also be made to the Custodian Bank to which the Offer Price has been paid without undue delay, but at the earliest 5 banking days (being days on which banks are open for business in

Frankfurt am Main, Germany) after Bidder has been informed of the registration of the relevant Squeeze-out Resolution. The Bidder reserves the right to make payment of the Increase Amount dependent on the relevant claimants having provided evidence to BNP Paribas Securities Services S.A., Frankfurt am Main branch office (Zweigniederlassung), as the central settlement agent for this Offer, that they have sold and transferred to the Bidder pursuant to this Offer the number of Hoechst Shares in respect of which they are asserting claims for payment of the Increase Amount. Following production of such evidence, the Bidder will pay the Increase Amount to the Custodian Bank of the relevant claimant.

Credit of the Offer Price and the Increase Amount at the relevant Custodian Bank shall constitute fulfilment by Bidder of its obligation to pay the Offer Price and the Increase Amount, respectively. It is the responsibility of the relevant Custodian Bank to credit the cash payment to the relevant Hoechst Shareholder.

12.6   Costs

For Hoechst Shareholders acceptance of the Offer shall be free of costs and charges of Custodian Banks having a securities account connection with Clearstream Banking AG. For this purpose Bidder has offered these Custodian Banks a compensation. Bidder will pay the depository bank commission to the Custodian Banks having a securities account connection with Clearstream Banking AG only to the extent that the Hoechst Shareholders may accept this Offer free of costs. Any costs and expenses charged by Custodian Banks or foreign banks or securities services enterprises having no securities account connection with Clearstream Banking AG must therefore be borne by the relevant Hoechst Shareholders.

12.7   Trading of Tendered Shares on the Stock Exchange

The Tendered Shares may still be traded on the Frankfurt Stock Exchange even after they have been tendered. They are expected to be traded under ISIN DE 000A0B8K49 from the beginning of the Acceptance Period. Trading in Tendered Shares will be terminated no later than three trading days (being days on which shares are traded on the floor (Parketthandel) on the Frankfurt Stock Exchange) prior to the settlement of this Offer for the Tendered Shares. A purchaser of Tendered Shares traded under ISIN DE 000A0B8K49 will assume all rights and obligations attached to these Tendered Shares pursuant to the agreement concluded by accepting this Offer, unless such selling shareholder withdraws from the Offer on the grounds described in section 13 of this Offer Document.

It should be noted that the trading volume and the liquidity of the Tendered Shares will depend on the number of shareholders who accept the Offer in the Acceptance Period and may be low.

13     Right of Withdrawal

Hoechst Shareholders who have accepted this Offer may, at any time until the expiry of the Acceptance Period and without having to give reasons, withdraw (zurücktreten) from the agreement concluded as result of acceptance of this Offer. This right of withdrawal includes the withdrawal rights which the accepting Hoechst Shareholders are entitled to pursuant to Section 21 sub-sec. 4 WpÜG in case of an amendment of the Offer pursuant to Section 21 WpÜG and Section 22 sub-sec. 3 WpÜG in case of a competing offer pursuant to Section 22 sub-sec. 1 WpÜG. Should Bidder increase the Offer Price pursuant to Section 21 sub-sec. 1 no. 1 WpÜG, it will pay the increased Offer Price also to the Hoechst Shareholders who have accepted this Offer before the Offer Price was increased.

The declaration of withdrawal must be made in writing to the respective Custodian Bank prior to expiry of the Acceptance Period. It will only become effective if received by the Central Settlement Agent, via the relevant Custodian Bank by no later than 18:00 hours CET of the first banking day (being days on which banks are open for business in Frankfurt am Main, Germany) following the expiry of the Acceptance Period. In the event of an amendment to this Offer or a competing offer, further details will be published in accordance with Section 18 of this Offer Document.

After expiry of the Acceptance Period the right to withdraw lapses.

14     Financing of the Offer

14.1   Financing of the Offer

By means of this Offer Bidder will at most acquire the remaining 10,701,838 Hoechst Shares not already held by its subsidiary Aventis at a price of EUR 51.23 per share. If this Offer is accepted in respect of all of these shares, the payment obligation of Bidder to the accepting shareholders would amount to approximately

EUR 548.3 million. In addition, Bidder will incur transaction costs in connection with the Offer which are not expected to exceed a total of EUR 1.7 million. The total costs for the Bidder for this Offer are therefore expected to amount to no more than EUR 550 million (in this Offer Document also referred to as “Maximum Transaction Amount”).

In connection with its takeover offers to the shareholders of Aventis, Bidder has entered into a credit facility agreement dated 26 April 2004 permitting borrowing in the amount of up to EUR 16,000 million. This facility, which has been entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co, is divided into a EUR 5,000 million term loan facility (in this Offer Document also referred to as “Tranche A”), a EUR 5,500 million term loan facility (in this Offer Document also referred to as “Tranche B”) and a EUR 5,500 million revolving loan facility (in this Offer Document also referred to as “Tranche C”). For the settlement of its takeover offers to the shareholders of Aventis Bidder has used Tranche A and Tranche B in full. Bidder has not yet drawn any amounts under Tranche C which has a final maturity date of 25 January 2009. Tranche C with an amount of up to EUR 5,500 million may be used to secure financing of the Maximum Transaction Amount. Bidder therefore has taken the necessary measures to ensure that it has the required means at its disposal to satisfy its obligations to make the purchase price payments arising from the Offer when they become due. It reserves, however, the right to fund the Maximum Transaction Amount by other means, if it deems it appropriate.

14.2   Confirmation of Financing

BNP Paribas S.A., a French stock corporation (société anonyme) with seat in Paris, France, has a branch office (Zweigniederlassung) in Frankfurt am Main, Germany, within the meaning of Section 53b German Banking Act (Gesetz über das Kreditwesen) (in this Offer Document also referred to as “BNP Paribas Branch Office”). The BNP Paribas Branch Office, a securities services provider which is independent of Bidder, has confirmed to Bidder by written declaration of 10 September 2004 in accordance with Section 13 sub-sec. 1 sentence 2 WpÜG that Bidder has taken the necessary measures to ensure that at the time the claim for performance falls due, it will have the necessary means at its disposal to complete the Offer. A copy of the written confirmation is annexed to this Offer Document.

14.3   Expected effects of the Offer on the Assets, Financial and Earnings positions of Bidder

The following pro forma condensed unaudited financial information, which gives effect to Bidder’s acquisition of Aventis, the offer to the Aventis Pharma India minority shareholders to purchase up to 4,606,125 shares in Aventis Pharma India (in this Offer Document also referred to as “Indian Offer”) and this Offer, are presented in Euros and reflect the combination of Sanofi-Aventis and Aventis using the purchase method under French GAAP. The pro forma adjustments are based upon currently available information and certain assumptions that Sanofi-Aventis believes are reasonable. These assumptions include, besides the assumption that Sanofi-Aventis has acquired all securities of Aventis which have been subject to its takeover offers for the consideration offered under these takeover offers, in particular the assumptions that pursuant to the Indian Offer and this Offer:

•	all of the Hoechst Shares held by the Hoechst Shareholders other than the subsidiaries of Sanofi-Aventis are acquired by Bidder for a cash compensation of EUR 51.23 per Hoechst Share;

•	the Maximum Transaction Amount is financed by EUR 550 million of new Sanofi-Aventis debt at an interest rate of 3.6%;

•	4,606,125 shares in Aventis Pharma India not already held by Aventis and/or its subsidiaries are acquired by Bidder for a cash compensation of converted USD 17.3 per share;

•	the cash consideration paid in the Indian Offer is financed by USD 79.7 million of new Sanofi-Aventis debt at an interest rate of 3.6%.

In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of Sanofi-Aventis’ interests in Arixtra® and Fraxiparine® on the terms announced on 13 April 2004 as well as the disposal of Campto® to Pfizer Inc. on the terms announced on 25 June 2004 (the sale of these interests, Bidder’s acquisition of Aventis, the Indian Offer and this Offer pursuant to this Offer Document collectively also referred to as the “Transactions”).

The unaudited pro forma condensed financial information is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the Transactions been completed during the periods presented, nor is the unaudited pro forma condensed financial information indicative of future operating results or financial condition of the combined entities. The unaudited pro forma condensed financial information does not reflect any cost savings or other synergies which may result from the combination or the effect of asset dispositions, if any, that may be required by regulatory authorities, other than the contemplated sale of Arixtra® and Fraxiparine® to GlaxoSmithKline as well as the disposal of Campto® to Pfizer Inc. In particular, the unaudited pro forma condensed financial information does not reflect the impact of the disposals and/or grants of licenses of certain products, in addition to Arixtra®, Fraxiparine® and Campto®, requested by the European Commission as conditions to its approval of Bidder’s acquisition of Aventis, because definitive agreements with respect to the disposal or licensing of these products have not yet been entered into. The unaudited pro forma condensed financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring or integration costs which may be incurred as a result of the Transactions. Because Bidder, until the settlement of its takeover offers to the shareholders of Aventis, has only had access to publicly available information about Aventis’ accounting policies and due to the limited time available to verify such publicly available information following the settlement of these takeover offers, there can be no assurance that the accounting policies of Aventis conform to those of Bidder.

The unaudited pro forma condensed financial information has been derived from, and should be read in conjunction with the respective unaudited individual and consolidated financial information of Sanofi-Aventis and Aventis as of and for the period ended 30 June 2004, and with the audited individual and consolidated financial information of Sanofi-Aventis and Aventis for the period ended 31 December 2003. All those financial information were prepared in accordance with French GAAP. All amounts are stated in Euros. This pro forma information is subject to uncertainties since Bidder, until the settlement of its takeover offers to the shareholders of Aventis, had not been given the opportunity to conduct a due diligence review of non-public records.

The unaudited pro forma financial information is based on preliminary estimates and assumptions, which Bidder believes to be reasonable. The pro-forma adjustments and purchase price allocations are preliminary. Due to the limited financial and other information related to Aventis and Hoechst available to Bidder’s management until the settlement of its takeover offers to the shareholders of Aventis, the excess purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Bidder’s management based on available public information. The final purchase price allocations will be completed after the assets and liability valuations are finalised by the Bidder’s management. There can be no assurance that the final allocation of purchase price will not differ from the preliminary allocation.

        14.3.1 Bidder

                Sanofi-Aventis is the holding company managing the Sanofi Group and also has, to a limited extent, operational activities.

                The financial year of Bidder is the calendar year.

                The individual balance sheet as of 30 June 2004 gives effect to the Transactions as if they had taken place on 30 June 2004, and the individual statement of income as of 30 June 2004 gives effect to the Transactions as if they had taken place on 1 January 2004. On the basis of these assumptions the following effects occur:

(i)	Financial assets will increase from approximately EUR 5,075 million by approximately EUR 53,530 million to approximately EUR 58,605 million.

(ii)	Shareholders’ equity will increase from approximately EUR 8,202 million by approximately EUR 37,059 million to approximately EUR 45,261 million. This increase relates to the issue of new shares in connection with Bidder’s takeover offers to the shareholders of Aventis.

(iii)	Long-term debt will increase from approximately EUR 945 million by approximately EUR 16,471 million to approximately EUR 17,416 million of which an amount of EUR 15,850 million relates to Bidders’ takeover offers to the shareholders of Aventis and an amount of EUR 550 million to this Offer.

(iv)	The balance sheet total will increase from approximately EUR 10,471 million by approximately EUR 53,530 million to approximately EUR 64,001 million.

(v)	The net financial income will increase from approximately EUR 451 million by approximately EUR 380 million to approximately EUR 831 million as a result of (i) dividends received in an amount of EUR 664 million distributed by Aventis in 2004 for the financial year 2003, and (ii) an increase of the interest expense of approximately EUR 284 million due to the cost of additional financial debt using an effective interest rate of 3.6%, mainly relating to the acquisition of Aventis for an amount of approximately EUR 273 million and to this Offer for an amount of approximately EUR 10 million.

(vi)	Income before Tax will increase from approximately EUR 839 million by approximately EUR 380 million to approximately EUR 1,219 million.

        14.3.2 Sanofi-Aventis Group

                The following table shows (i) the actual historical unaudited consolidated balance sheet of Bidder as of 30 June 2004, (ii) the actual historical unaudited consolidated balance sheet of Aventis as of 30 June 2004, and (iii) the unaudited combined pro forma balance sheet of Bidder as of 30 June 2004 pro forma adjusted to show the expected effects of the Transactions on the consolidated balance sheet of Sanofi-Aventis as of 30 June 2004:

	Historical	Historical	Combined
	Sanofi-Aventis	Aventis	Pro Forma
	French GAAP	French GAAP	French GAAP
	(Unaudited)	(Unaudited)	(Unaudited)

	(in million of Euros)
ASSETS
Goodwill and other intangible assets	1,317	9,435	57,249
Property, plant and equipment	1,509	4,166	5,751
Investments in/advances to equity investees and non-consolidated companies and other long-term investments	257	4,895	4,043
Deferred income taxes	410	—	2,662
Inventories	844	2,136	4,811
Accounts receivable	1,805	2,407	4,212
Assets held for sale	—	47	47
Other current assets	1,197	2,660	2,956
Cash, marketable securities and short-term deposits	3,218	1,752	4,970

Total assets	10,557	27,498	86,701

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	6,834	11,112	39,073
Minority interests	16	184	728
Long-term debt	49	3,177	18,778
Provision and other long-term liabilities	795	5,006	5,188
Deferred income taxes	11	—	12,500
Accounts payable	765	1,350	2,115
Liabilities related to operations held for sale	—	—	—
Other current liabilities	1,813	5,715	7,091
Short-term debt and current portion of long-term debt	274	954	1,228

Total liabilities and shareholders’ equity	10,557	27,498	86,701

                The following description explains some of the larger deviations of the sum of the historical Sanofi-Aventis and the historical Aventis positions from the respective combined pro forma positions:

                The increase in the position “Goodwill and other intangible assets” is largely caused by the allocation of purchase price to new goodwill and intangibles in the amount of EUR 56,278 million. The increase in the position “Inventories” is caused by an adjustment of inventory to fair value, based on the net realisable value, estimated as the expected selling price in the ordinary course of business less reasonable costs of completion and disposal and a reasonable profit allowance for the completion and selling effort. The increase in the position “Long term debt” essentially records borrowing under a new credit facility to finance the acquisition of Aventis shares in the amount of EUR 15,791 million. The increase in the position “Deferred income taxes” is due to the tax impact at a 35.43% rate on all adjustments.

                The following tables show (i) the actual historical unaudited consolidated statement of income of Bidder for the six-month period ended 30 June 2004 and the actual historical audited consolidated statement of income of Bidder for the year ended 31 December 2003, (ii) the actual historical unaudited statement of income of Aventis for the six-month period ended 30 June 2004 and the actual historical audited statement of income of Aventis for the year ended 31 December 2003, and (iii) the unaudited combined pro forma statement of income of Bidder for the six month period ended 30 June 2004, and the unaudited combined pro forma statement of income of Bidder for the year ended 31 December 2003.

                The unaudited pro forma combined statements of income for the six months ended 30 June 2004, and for the year ended 31 December 2003, give effect to these Transactions as if they had been consummated on 1 January 2003, the first day of the earliest financial period presented:

	Historical	Historical	Combined
	Sanofi-Aventis	Aventis	Pro Forma
	French GAAP	French GAAP	French GAAP
	(Unaudited)	(Unaudited)	(Unaudited)

	(in millions of Euros)
Six-month period ended 30 June 2004 (unaudited)
Net sales	4,460	8,166	12,283
Cost of goods sold	(800)	(2,185)	(2,897)
Gross profit(1)	3,660	5,981	9,386
Research and development expenses	(704)	(1,268)	(1,887)
Selling and general expenses	(1,356)	(3,168)	(4,316)
Other operating income/(expenses), net	133	424 (2)	489
Intangible — Amortization and impairment(3)	(65)	—	(1,557)
Financial income (expense), net	22	(78)	(336)
Exceptional items	9	1	311
Other income/(expense)	—	(223)	(223)
Income taxes	(576)	(568)	(515)
Income from equity investees, net	21	107	94
Goodwill amortization(4)	(4)	—	(428)
Minority interests	(2)	(24)	(29)
Preferred remuneration	—	(18)	—
Net income/(loss)	1,138	1,166	989

(1)	Aventis does not present a sub-total for “Gross profit” in its historical consolidated statement of income. This sub-total has been added to conform to Sanofi-Aventis presentation.

(2)	Aventis classifies co-promotion income under net sales in its historical consolidated statement of income. Co-promotion income has been reclassified to “Other operating income/(expenses), net” for an amount of EUR 167 million to conform to Sanofi-Aventis.

(3)	Aventis does not identify amortization and impairment of intangible assets under a separate caption in its statement of income and amortization and impairment of intangible assets is reflected under various captions in its statement of income. However, in the statement of income on a pro forma basis all adjustments in respect of amortization and impairment are reflected on the line “Intangible — Amortization and impairment”.

(4)	Aventis classifies goodwill amortization in its operating profit, however, to conform with Sanofi-Aventis presentation in the statement of income, on a pro forma basis all adjustments in respect of goodwill amortization are reflected on the line “Goodwill amortization”.

			Combined
	Historical	Historical	Pro Forma
	Sanofi-Aventis	Aventis	French GAAP
	French GAAP	French GAAP	(Unaudited)

	(in millions of Euros)
Year ended 31 December, 2003
Net sales	8,048	17,815	24,287
Cost of goods sold	(1,428)	(5,377)	(7,748)
Gross profit(5)	6,620	12,438	16,539
Research and development expenses	(1,316)	(2,924)	(8,069)
Selling and general expenses	(2,477)	(6,449)	(8,396)
Other operating income/(expenses), net	248	605 (6)	1,014
Intangible — Amortization and impairment (7)	(129)	—	(3,125)
Financial income (expense), net	155	(151)	(541)
Exceptional items	24	—	568
Other income/(expense)	—	(501)	(337)
Income taxes	(1,058)	(929)	(151)
Income from equity investees, net	20	(107)	(158)
Goodwill amortization(8)	(8)	—	(857)
Minority interests	(3)	(29)	(61)
Preferred remuneration	—	(52)	—
Net income/(loss)	2,076	1,901	(3,574)

                The following description explains some of the larger deviations of the sum of the historical Sanofi-Aventis and the historical Aventis positions from the respective combined pro forma positions for the six month period ended 30 June 2004 and for the year ended 31 December 2003:

                The increase of “Cost of goods sold” for the year ended 31 December 2003 is largely caused by the reversal of the adjustment of inventories to their net realisable value, estimated as the expected selling price in the amount of EUR 2,010 million. The increase of “Research and development expenses” for the year ended 31 December 2003 was to a large extent caused by an estimated write-off of in-process research and development costs in the amount of EUR 4,000 million. “Intangible — Amortisation and impairment” expenses increased to EUR 1,557 million for the six month period ended 30 June 2004 and to EUR 3,125 million for the year ended 31 December 2003, mainly as a result of amortization expenses relating to the value of identifiable assets from the purchase price allocation in the amount of respectively EUR 1,518 million and EUR 3,036 million. The increase of financial expenses in the position “Financial income (expense), net” largely records the interest cost of the bridge-financing of the acquisition of Aventis in the amount of EUR 15,791 million, which were computed using an effective interest rate of 3.6% resulting in an amount of approximately EUR 284 million for the six-month period ended 30 June 2004, and EUR 568 million for the year ended 31 December 2003. The adjustments in “Income taxes” is largely caused by the income tax effect of the pro forma adjustment using a tax rate of 35.43%. The increase in “Goodwill amortization” expenses largely relates to goodwill from the purchase price allocation of Bidder’s acquisition of shares in Aventis, which is being amortized over an estimated useful life of 30 years, and which amounts to approximately EUR 416 million for the six month period ended 30 June 2004 and EUR 832 million for the year ended 31 December 2003.

(5)	Aventis does not present a sub-total for ,,Gross profit” in its historical consolidated statement of income. This sub-total has been added to conform to Sanofi-Aventis presentation.

(6)	Aventis classifies co-promotion income under net sales in its historical consolidated statement of income. Co-promotion income has been reclassified to “Other operating income/ (expenses), net” for an amount of EUR 252 million to conform to Sanofi-Aventis.

(7)	Aventis does not identify amortization and impairment of intangible assets under a separate caption in its statement of income and amortization and impairment of intangible assets is reflected under various captions in its statement of income. However, in the statement of income on a pro forma basis all adjustments in respect of amortization and impairment are reflected on the line “Intangible — Amortization and impairment”.

(8)	Aventis classifies goodwill amortization in its operating profit, however, to conform with Sanofi-Aventis presentation in the statement of income, on a pro forma basis all adjustments in respect of goodwill amortization are reflected on the line “Goodwill amortization”.

15	Anticipated Consequences for Hoechst Shareholders who do not accept the Offer

Hoechst Shareholders who do not intend to accept this Offer should consider the following:

•	The present share price of Hoechst probably reflects the facts that on 26 January 2004 Bidder announced its takeover offer to the Aventis shareholders, on 23 August 2004 Bidder announced this Offer and on 23 August 2004 Aventis announced its intention to pursue a squeeze-out. It is unclear whether after expiry of the Acceptance Period the price of Hoechst Shares will remain at its present level or rise above it or fall below it.

•	It is to be expected that after the conclusion of this Offer the offering of and demand for Hoechst Shares will be less than at present and that, accordingly, the liquidity of the shares will be reduced. It is therefore possible that buy and sell orders will not be executed in a timely manner or at all. Moreover, the likely reduction in liquidity of the Hoechst Shares could lead to significantly larger stock price fluctuations in the future than in the past.

•	On 23 August 2004 Aventis has published a press release announcing its intention to pursue a squeeze-out. See Section 9.2 and 11.2 of this Offer Document for further detail.

16	Advantages or Benefits for Members of the Management Board or the Supervisory Board of Hoechst

No member of the management board or supervisory board of Hoechst has been granted, or given the prospect of, cash payments or other benefits of monetary value by Bidder in connection with this Offer.

In an agreement between Bidder and Aventis dated 25 April 2004 Bidder agreed that for a period of 18 months following the successful completion of its takeover offers to the shareholders of Aventis it will grant to Aventis’ employees who are member of Aventis’ management board and/or operations management committee and whose employment is terminated (other than for wilful misconduct but including if they decide to leave for professional dissatisfaction) the compensation specified in their existing written termination packages which Bidder additionally agreed not to challenge. This agreement also applies to such members of Aventis’ management board and/or operations management committee who, at the same time, are members of the management board or supervisory board of Hoechst. In addition, two members of the management board of Hoechst who were already members of the management board of Aventis have been appointed to the management committee of Sanofi-Aventis in the setting-up of a united management team following settlement of the takeover offers to the Aventis shareholders.

17	Competition and other Official Clearances and Consents

The German Federal Financial Supervisory Authority cleared on 30 September 2004 the publication of this Offer Document.

On 9 March 2004, Bidder has filed a pre-merger notification pursuant to Regulation 4064/89 of the Council of the European Communities for the acquisition of Aventis and its subsidiaries with the Commission of the European Communities. The Commission of the European Communities has cleared the acquisition on 26 April 2004 subject to certain conditions and obligations. On 5 April 2004, Bidder has filed a pre-merger notification pursuant to the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the acquisition of Aventis and its subsidiaries with the US Federal Trade Commission and the Antitrust Division of the US Department of Justice. The Federal Trade Commission, which has conducted the review of the potential acquisition of Aventis, has cleared the acquisition on 29 July 2004 subject to certain conditions and obligations. Bidder is not required to obtain any additional merger control clearances in order to complete the Offer.

Bidder is not required to obtain other authorisations or clearances by public authorities in order to complete the Offer.

18	Results of the Offer and other Announcements

The respective status of acceptances of this Offer will be published weekly during the Acceptance Period in the Börsen-Zeitung as well as on the internet under http://www.sanofi-aventis.com; in the last week of the Acceptance Period publication will take place daily. The results of this Offer will be published no later than five banking days (being days on which the banks are open for business in Frankfurt am Main, Germany) following the expiry of the Acceptance Period.

Other declarations and announcements by Bidder in connection with this Offer and with the contractual relationships arising through its acceptance will also be published in the Börsen-Zeitung and on the internet under http://www.sanofi-aventis.com.

English language translations of these declarations and announcements will be published on the internet under http://www.sanofi-aventis.com and to the extent necessary in The Wall Street Journal.

19	Tax

Bidder recommends to Hoechst Shareholders to seek professional advice on the tax consequences of accepting this Offer which takes into account their individual situation prior to the acceptance of the Offer.

20	Applicable Law

The Offer and the agreements which come into existence as a result of its acceptance shall exclusively be governed by the laws of the Federal Republic of Germany.

21	Declaration of Assumption of Responsibility

Sanofi-Aventis, a stock corporation under the laws of France (société anonyme), which has its seat at 174 avenue de France, 75013 Paris, France, assumes, in accordance with Section 12 WpÜG, responsibility for the contents of this Offer Document. Sanofi-Aventis declares that to its knowledge the information in this Offer Document is correct and that there are no material omissions.

Paris, 30 September 2004

Sanofi-Aventis

Patricia Kodyra

Legal Manager Financial and Securities Laws

Sanofi-Aventis
174, Avenue de France
75013 Paris

Convenience Translation

Frankfurt, September 10, 2004

Cash Confirmation Statement pursuant Sec. 13 para 1 s. 2 of the German Securities Acquisition and Takeover Act (,,WpÜG“) for the mandatory offer of Sanofi-Aventis, Paris, to the shareholders of Hoechst AG, Frankfurt am Main, in the amount of € 51.23 per share

Dear Sirs,

We, BNP Paribas S.A., Niederlassung Frankfurt am Main – a branch according to Sec. 53 b KWG –registered in the commercial register at the local court in Frankfurt am Main under the entry number HRB 40950, are a securities service provider independent of Sanofi-Aventis, 174 avenue de France, 75013 Paris, pursuant to Sec. 13 para 1 s. 2 WpÜG.

We hereby confirm in accordance with Sec. 13 para 1 s. 2 WpÜG that Sanofi-Aventis, 174 avenue de France, 75013 Paris, has undertaken the necessary measures to ensure that at the time at which the cash payment falls due, it will have the necessary means available to fully perform the mandatory offer.

We consent to the publication of this letter in the offer document for the mandatory offer pursuant to Sec. 11 para 2 s. 3 No. 4 WpÜG.

Yours truly,

BNP Paribas S.A.
Niederlassung Frankfurt am Main

Eric MARTIN                    Philippe VION

BNP PARIBAS S.A. – Niederlassung Frankfurt am Main • Registergericht Frankfurt am Main HRB 40950
Mainzer Landstr. 16 • 60325 Frankfurt am Main • Postfach 10 03 61 • 60003 Frankfurt am Main • Telefon +49 69 7193 0 • www.bnpparibas.com
Registergericht der BNP PARIBAS S.A. (Aktiengesellschaft französischen Rechts), Paris: 662 042 449 R.C.S. Paris
Président du Conseil d`Administration (Präsident des Verwaltungsrates): Michel Pébereau • Directeur Général (Generaldirektor): Baudouin Prot